Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004


March 3, 2006

VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Rydex Series Funds (File Nos. 033-59692 and 811-07584)
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         Filing Pursuant to Rule 485(a)
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Ladies and Gentlemen:

On behalf of our client, Rydex Series Funds (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 61 to the Trust's Registration Statement on Form N-1A, together with all exhibits thereto. This filing is being made for the purpose of introducing the S&P 500 and Russell 2000 Funds to the Trust.

Please do not hesitate to contact me at 202.739.5684 if you have any questions or comments concerning this filing.

Sincerely,

/s/ Laura E. Flores
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Laura E. Flores